Exhibit 99.1

TORM acquires four modern MR vessels

"We are pleased to expand the fleet with four modern MR vessels at an attractive price point. Looking into an improving demand-supply situation for the transportation of clean petroleum products, we believe that the timing for a fleet expansion with modern vessels is appropriate and underlines the flexibility provided by our strong capital structure," says Executive Director Jacob Meldgaard.

TORM has agreed to buy four 2011-built MR vessels for a total consideration of USD 83m with expected delivery between August and December 2019. The vessels are built at the Korean yard Hyundai Mipo. TORM already has ten vessels in the fleet from Hyundai Mipo and has good technical and commercial experience with these vessels.

As of today, TORM has CAPEX commitments of approx. USD 346m covering the remaining CAPEX on TORM's two LR1 newbuildings with expected delivery in 2019, six MR newbuildings with expected delivery in 2019 and the first quarter of 2020, the four 2011-built second-hand MR vessels and scrubber installations on newbuildings and retrofit vessels. TORM's undrawn credit facilities and cash today amount to approx. USD 407m. In addition, TORM has agreed a conditional term sheet of USD 66m with an international financial institution on financing of the four MR vessels.

TORM has since the publication of the first quarter results on 14 May 2019 entered into an agreement to sell an older MR vessel, TORM Gunhild (built in 1999), for a total consideration of USD 6m.

CONTACT	TORM plc
Jacob Meldgaard, Executive Director, tel.: +45 3917 9200	Birchin Court, 20 Birchin Lane
Morten Agdrup, IR, tel.: +45 3917 9249	London, EC3V 9DU, United Kingdom
Tel.: +44 203 713 4560
www.torm.com

ABOUT TORM
TORM is one of the world’s leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM’s shares are listed on NASDAQ Copenhagen and NASDAQ New York (tickers: TRMD A and TRMD). For further information, please visit www.torm.com.

SAFE HARBOR STATEMENTS AS TO THE FUTURE
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for “ton miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

Announcement no. 12 / 3 June 2019	TORM acquires four modern MR vessels	Page 1 of 1